Notice of Shares Held by Certain Directors of KT Corporation

Mr. Joong-Soo Nam, the new Representative Director and Chief Executive Officer of KT Corporation, currently holds 2,276 shares of KT Corporation.

Director	Title	Shares Held	Type of shares
Yong-Kyung Lee	None (former Representative Director and Chief Executive Officer; resigned on August 20, 2005)	6,195	common share

Joong-Soo Nam	Representative Director and Chief Executive Officer	2,276	common share